Exhibit 99.8

NICE inContact CXone Summer 2018 Release Launches New
Embedded Analytics and Omnichannel Social Capabilities for Better
Customer and Agent Experiences

CXone innovations help organizations systematically improve customer experience, better reach Millennial and Gen Z customers, and address GDPR requirements

Salt Lake City, August 27, 2018 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced the Summer 2018 release of NICE inContact CXone, the world’s #1 cloud customer experience platform, with innovations that empower organizations to win in the experience economy and deliver exceptional agent and customer experiences. The Summer 2018 release launches CXone Quality Management Analytics Pro, which applies advanced analytics within the quality management process to improve customer experience and efficiency; omnichannel capabilities for organizations to expand their reach to Millennial and Gen Z customers; and additional updates to help organizations comply with the General Data Protection Regulation (GDPR) privacy directive.

“Providing personalized, immersive and engaging customer experiences must be a high priority for organizations of all sizes to compete in the experience economy. Today’s most innovative brands have cultures rooted in creating the best experiences they can for consumers, and are driven to continually build customer loyalty and advocacy,” said Paul Jarman, CEO of NICE inContact. “NICE inContact CXone innovations continue to support our number one goal – help businesses of all sizes achieve their goals and win in the experience economy.”

New Embedded Analytics Powers Targeted, High Performance Coaching to Improve Customer Experience
NICE inContact CXone Quality Management Analytics Pro takes your quality program to the next level. CXone QM Analytics Pro is a new omnichannel quality management offering, fully unified in the CXone platform, that applies speech and text analytics to automatically pinpoint the right interactions for quality evaluations and agent coaching sessions – making managers and supervisors more efficient and effective. Managers and supervisors can use automatic analysis of customer sentiment, plus pre-defined or custom-defined categories and phrases, to select the right voice or digital interactions for review to keep agents:

•	On message: track compliance with key phrases to stay on brand or to meet regulatory requirements
•	Out of trouble: isolate and address offensive or unhelpful behavior
•	On track: identify specific customer service or sales scenarios to monitor and develop agent skill proficiency

As a unified component of the CXone cloud platform, CXone QM Analytics Pro uses automated sentiment analysis and granular categorization of interactions, delivering sophisticated capabilities without requiring an army of experts. CXone QM Analytics Pro simplifies setup and management, analyzing each interaction based on category, sentiment, and user-defined keywords/phrases, delivering value in days, rather than requiring weeks to hone the tool before seeing results. These capabilities, coupled with powerful dashboards for identifying trends and patterns, reduces the effort to select the right interactions to evaluate for each agent and enables execution of more targeted quality plans and agent coaching – for the best possible customer experience.

New Omnichannel Social Capabilities Expand Access to Millennial and Gen Z Customers
The CXone Summer 2018 release includes two new pre-integrated social channels plus new social features that helps organizations provide more engaging social interactions and extend their reach to the channels their new and prospective customers are using – especially for Millennials and Generation Z. CXone users can now engage new and potential customers on Instagram and Viber, proactively reach out with scheduled Tweets or Facebook posts, and quickly interact and better connect with customers using emojis and shared images.

In addition, organizations now will have greater reporting insights for digital channels, including more visibility into how chats are concluded, and control over chat transcript retention.

New Consent and Retention Options to Support GDPR Compliance
NICE inContact has delivered new capabilities that can help customers in their efforts to comply with the GDPR privacy directive. Although there is no standardized audit for GDPR compliance, NICE inContact ensures its development and operational processes comply with regulations, such as FedRAMP, SOC2, HITRUST, PCI, and Privacy Shield. NICE inContact has recently delivered new capabilities for contact centers that can help them with GDPR consent and data access requirements:

•	New options for filtering interactions to record and retrieve
•	Additional chat transcript options for which interactions to record, retain or delete
•	Automated and manual options to disable call recording if customer consent is not given
•	Support to help customers comply with GDPR "right to access“ and “right to be forgotten” requirements

About NICE inContact CXone
NICE inContact CXone is the leading cloud customer experience platform. Only CXone unifies Omnichannel Routing, Analytics, Workforce Optimization, and Automation & Artificial Intelligence – providing a seamless customer and agent experience – as part of one enterprise-grade, cloud native platform. With its Open Cloud Foundation, CXone powers rapid innovation via open APIs, leading scalability and reliability (guaranteed 99.99 percent uptime), and carrier-grade connectivity (guaranteed voice quality).

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by Gartner, Ovum, IDC, Frost & Sullivan, DMG, and Ventana. www.niceincontact.com

NICE inContact is part of NICE (Nasdaq: NICE), the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.